                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                       Pediatric Services of America, Inc.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    705323103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                     Park Avenue Tower, 65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

                                  ROB FRANKFURT
                               MYCA PARTNERS INC.
                         135 West 20th Street, 5th Floor
                               New York, NY 10011
                                  212-587-7611

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 26, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 2 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MYCA PARTNERS INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  425,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              425,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    425,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 3 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MYCA MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  425,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              425,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    425,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 4 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FRANKFURT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  425,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              425,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    425,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 5 of 13 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  par value
$0.01 per share (the  "Shares"),  of Pediatric  Services of America,  Inc.  (the
"Issuer").  The address of the principal  executive offices of the Issuer is 310
Technology Parkway, Norcross GA 30092-2929.

Item 2.     IDENTITY AND BACKGROUND.

            (a)   This statement is filed by:

                  (i) Myca Master Fund,  Ltd., a Cayman  Islands  company ("Myca
                  Master  Fund"),  with  respect  to  the  Shares  directly  and beneficially owned by it;

                  (ii)  Myca  Partners  Inc.,  a  Delaware   corporation  ("Myca
                  Partners"),  which  serves as the  investment  manager of Myca
                  Master Fund; and

                  (iii)  Robert  Frankfurt  ("Mr.  Frankfurt"),  who  serves  as
                  President of Myca Partners.

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party
to  that  certain  Joint  Filing   Agreement,   annexed  hereto  as  Exhibit  1.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The principal  business  address of each Reporting Person is 135
West 20th Street, 5th Floor, New York, New York 10011.

            (c) The principal  business of each of Myca Partners and Myca Master
Fund is investment advisory services.  The principal occupation of Mr. Frankfurt is serving as the President of Myca Partners. The officers and directors of Myca
Partners  and Myca Master Fund are set forth on Schedule B and  incorporated  by reference in this Item 2.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Frankfurt is a citizen of the United States of America.

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 6 of 13 Pages
----------------------                                    ----------------------

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares  purchased  by Myca Master Fund were  purchased  with its working  capital  (which may, at any given time,  include  margin  loans made by brokerage  firms in the ordinary  course of business) in open market  purchases.
The aggregate  purchase  cost of the 425,000  Shares  beneficially  owned in the aggregate  by all of  the  Reporting  Persons  is  approximately  $5,681,570.48, including brokerage commissions.

Item 4.     PURPOSE OF TRANSACTION.

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management,  the Board of Directors,  other shareholders of the
Issuer and other relevant parties  concerning the proposed  transaction  between
Portfolio Logic LLC, Pointer Acquisition Co., Inc. and the Issuer (the "Proposed
Transaction")  and  potentially  concerning  other  matters  with respect to the
Reporting Persons' investment in the Shares, including,  without limitation, the business, operations,  governance, capital structure,  management,  strategy and future plans of the Issuer.  Depending on various  factors,  including,  without limitation,  the status of the Proposed  Transaction  and the apparent  level of shareholder support therefor, the terms of any alternative transactions that may be  proposed,  the Issuer's  financial  position and  strategic  direction,  the outcome  of any  discussions  referenced  above,  actions  taken by the Board of
Directors,  price levels of the Shares, other investment opportunities available to the  Reporting  Persons,  conditions  in the  securities  market and  general economic and industry  conditions,  the Reporting Persons may in the future take such  actions  with  respect  to their  investment  in the  Issuer  as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their  Shares,  engaging  in short  selling of or any  hedging or similar  transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon  7,555,913  Shares  outstanding as of April 18, 2007, which is the total number of Shares outstanding as reported in the Agreement and
Plan of Merger  dated  April 25,  2007,  filed as  exhibit  2.1 to the  Issuer's
Current Report on Form 8-K, filed with the Securities and Exchange Commission on
April 26, 2007.

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 7 of 13 Pages
----------------------                                    ----------------------

A.    Myca Partners

      (a)   As of the  date of this  filing,  Myca  Partners  beneficially  owns
            425,000 Shares as the investment manager of Myca Master Fund.

            Percentage: 5.6% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 425,000
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 425,000
            4. Shared power to dispose or direct the disposition: 0

      (c)   Myca Partners did not enter into any  transactions  in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Myca Master Fund,  which,  except as  otherwise  noted, were  all in the  open  market,  are set  forth  in  Schedule  A and incorporated by reference.

B.    Myca Master Fund

      (a)   As of the date of this filing,  Myca Master Fund  beneficially  owns
            425,000 Shares.

            Percentage: 5.6 % as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 425,000
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 425,000
            4. Shared power to dispose or direct the disposition: 0

      (c)   The  transactions  in the Shares by Myca Master Fund within the past
            60 days are set forth in Schedule A and incorporated by reference.

C.    Robert Frankfurt

      As of the date of this  filing,  as the  President of Myca  Partners,  the investment  manager of Myca Master Fund,  Mr.  Frankfurt may be deemed the beneficial owner of 425,000 Shares beneficially owned by Myca Master Fund.

            Percentage: 5.6% as of the date hereof.

      (a)   1. Sole power to vote or direct vote: 425,000
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 425,000
            4. Shared power to dispose or direct the disposition: 0

      (b)   Mr. Frankfurt has not entered into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Myca Master  Fund,  which were all in the open  market, are set forth in Schedule A, and incorporated herein by reference.

      (c)   No person  other  than the  Reporting  Persons  is known to have the

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 8 of 13 Pages
----------------------                                    ----------------------

            right to receive,  or the power to direct the  receipt of  dividends from, or proceeds from the sale of, such Shares.

      (d)   No person  other  than the  Reporting  Persons  is known to have the right to receive,  or the power to direct,  the receipt of dividends from, or proceeds from the sale of, the Shares.

      (e)   Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

             Other  than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint Filing  Agreement by and among Myca  Partners,  Myca Master
               Fund and Robert Frankfurt, dated May 7, 2007.

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 9 of 13 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2007

                                    MYCA PARTNERS, INC.

                                    By: /s/ Robert Frankfurt
                                        ---------------------------------------
                                        Name:  Robert Frankfurt
                                        Title: President

                                    MYCA MASTER FUND, LTD.

                                    By:  Myca Partners, Inc.,
                                         its investment manager

                                    By: /s/ Robert Frankfurt
                                        ---------------------------------------
                                        Name:  Robert Frankfurt
                                        Title: President

                                    /s/ Robert Frankfurt
                                    -------------------------------------------
                                          ROBERT FRANKFURT

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 10 of 13 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

              TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

  Shares of Common Stock           Price Per                  Date of
    Purchased/(Sold)                Share($)               Purchase/Sale

                             MYCA MASTER FUND, LTD.
                             ----------------------

           5,200                     12.98                    2/27/07
          11,800                     13.09                    2/28/07
           4,500                     13.01                    3/6/07
           1,800                     12.98                    3/7/07
           3,100                     13.01                    3/8/07
           4,000                     13.06                    3/9/07
          46,600                     15.85                    4/26/07
          15,000                     15.84                    5/4/07

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 11 of 13 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

                  DIRECTORS AND OFFICERS OF MYCA PARTNERS INC.

Name and Position    Principal Occupation               Principal Business Address
-----------------    --------------------               --------------------------

Robert Frankfurt     President of Myca Partners Inc.    135 West 20th Street, 5th Floor,
                                                        New York, New York 10011

                DIRECTORS AND OFFICERS OF MYCA MASTER FUND, LTD.

Name and Position    Principal Occupation               Principal Business Address
-----------------    --------------------               --------------------------

Robert Frankfurt     President of Myca Master           135 West 20th Street, 5th Floor,
                     Fund, Ltd.                         New York, New York 10011

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 12 of 13 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

                                      Exhibit                           Page

1.    Joint  Filing  Agreement by and among Myca  Partners,  Myca        13
      Master Fund, Ltd., and Robert Frankfurt dated May 7, 2007.

----------------------                                    ----------------------
CUSIP No. 705323103                   13D                    Page 13 of 13 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on  Schedule  13D dated May 7,
2007  (including  amendments  thereto)  with  respect  to the  Common  Stock  of
Pediatric  Services of America,  Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: May 7, 2007

                                    MYCA PARTNERS, INC.

                                    By: /s/ Robert Frankfurt
                                        ---------------------------------------
                                        Name:  Robert Frankfurt
                                        Title: President

                                    MYCA MASTER FUND, LTD.

                                    By:  Myca Partners, Inc.,
                                         its investment manager

                                    By: /s/ Robert Frankfurt
                                        ---------------------------------------
                                        Name:  Robert Frankfurt
                                        Title: President

                                       /s/ Robert Frankfurt
                                       -----------------------------------------
                                       ROBERT FRANKFURT